February 2, 2007
VIA EDGAR, FEDERAL EXPRESS AND TELECOPY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Gary A. Newberry

Re:	National Oilwell Varco, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 6, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006
and September 30, 2006
Filed May 9, 2006, August 4, 2006 and November 3, 2006
File No. 1-12317
Ladies and Gentlemen:
     On behalf of National Oilwell Varco, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 23, 2007 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) and Forms 10-Q for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 (“2006 Forms 10-Q”).
     For your convenience, we have repeated in italics each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

United States Securities and Exchange Commission February 2, 2007 Page 2
Form 10-K for the Fiscal Year Ended December 31, 2005
Management Discussion and Analysis of Financial Condition and Results of Operations, page 27
Critical Accounting Policies and Estimates
1.	We note your response to prior comment 3 in our letter dated December 27, 2006. You appear to imply that many of the policies and estimates that you discuss in your filing are not material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters and/or that the impact of the estimates and assumptions on financial condition or operating performance is not material. As such, you should re-evaluate which estimates are, in fact, critical and limit your discussions to critical policies and estimates.

For those policies and estimates that you do deem to be material, we reissue our prior comment 3. We caution you that a sensitivity analysis is not the only required disclosure, and that sensitivity analyses and other disclosure must be based on outcomes that are reasonably likely to occur and would have a material effect. For example, if your revenue recognition policies have, in the past resulted in estimates that have required material subsequent adjustments, or if you deem such adjustments to be reasonably likely to occur in the future, then it is inappropriate to provide a sensitivity analysis that presents the impact of an immaterial 1% change in gross profits. We again refer you to the guidance at FRC 501.14.

Please amend your filing accordingly.

Response: The Company has re-evaluated its disclosure regarding Critical Accounting Estimates to better address the guidelines established under FRC 501.14. Please find attached as Exhibit A a draft of the Company’s revised Critical Accounting Estimates which the Company proposes to file as part of an amendment to its 2005 Form 10-K.
Supplemental Pro Forma Comparison, page 40
2.	We note your response to prior comment 4 in our letter dated December 27, 2006, and we are not able to agree with your approach, as follows:
(a)	We do not agree that disclosure of this information in a Form 8-K is appropriate.

United States Securities and Exchange Commission February 2, 2007 Page 3
(b)	We believe that amending your 2005 Form 10-K and first quarter 2006 Form 10-Q is necessary to avoid investor confusion.

(c)	It is not appropriate to call you disclosure “pro forma comparison” or to refer to combined results as “pro forma results” or to refer to “pro forma” adjustments. The information you disclose in Appendix A of your response consists of non-GAAP measures, which should not be confused with pro forma information required under GAAP, specifically Rule 11 of Regulation S-X and SFAS 141. As such, please rename your non-GAAP measures to “adjusted results” or a similar term, in your chart and throughout your filing, where applicable.

(d)	If any of your adjustments do not relate directly to the Varco acquisition, you should specifically state so. For example, it is not clear whether your insurance litigation settlement and your Rig Technology costs were related to the acquisition. If not, it is inappropriate to preface the chart by stating that it adjusts for acquisition-related items.
Amend your Form 10-K for the year ended December 31, 2005, as well as your Form 10-Q for the quarter ended March 31, 2006, accordingly. We would also expect you to comply with all other applicable comments from our letter dated December 27, 2006, and this letter in your amendments. We agree that amending Forms 10-Q for the quarters ended June 30, 2006, and September 30, 2006, does not appear to be necessary.

Response: The Company has changed its proposed GAAP to non-GAAP reconciliation disclosures to conform to all of your comments. In particular, the Company has removed all references to the term “pro forma” throughout the supplemental comparison section and replaced it with the term “adjusted results.” Please find attached a draft of the Company’s revised disclosures which the Company proposes to file as part of amendments to its 2005 Form 10-K and its First Quarter 2006 Form 10-Q.
Form 10-Q for the Quarters ended March 31, June 30 and September 30, 2006
Exhibits
3.	We have considered your response to prior comment 9 in our letter of December 27, 2006. We do not agree with your conclusions. The exhibit table in Regulation S-K Item 601 identifies exhibits, such as your articles of incorporation, that should be filed or incorporated by reference with each report. Please include this information in your amended Form 10-Q and in subsequent future filings.

United States Securities and Exchange Commission February 2, 2007 Page 4
Response: The Company will include this information in the Company’s proposed amendment to its First Quarter 2006 Form 10-Q and in future filings.
     In connection with responding to the Staff’s comments, on behalf of the Company, we confirm that the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also confirm that the Company acknowledges the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-3710 or, in his absence, Gillian Hobson at (713) 758-3747.

Sincerely, VINSON & ELKINS L.L.P.
By:	/s/ James M. Prince
James M. Prince

cc:	Clay C. Williams Dwight W. Rettig Robert Blanchard Raymond Chang

EXHIBIT A
Critical Accounting Estimates
In preparing the financial statements, we make assumptions, estimates and judgments that affect the amounts reported. We periodically evaluate our estimates and judgments that are most critical in nature which are related to revenue recognition under long-term construction contracts; allowance for doubtful accounts; inventory reserves; impairments of long-lived assets (excluding goodwill); goodwill impairment and income taxes. Our estimates are based on historical experience and on our future expectations that we believe are reasonable. The combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material.
Revenue Recognition under Long-term Construction Contracts
The Company uses the percentage-of-completion method to account for certain long-term construction contracts in the Rig Technology group. These long-term construction contracts include the following characteristics:
•	the contracts include custom designs for customer specific applications;

•	the structural design is unique and requires significant engineering efforts; and

•	construction projects often have progress payments.
This method requires the Company to make estimates regarding the total costs of the project, progress against the project schedule and the estimated completion date, all of which impact the amount of revenue and gross margin the Company recognizes in each reporting period. The Company prepares detailed cost to complete estimates at the beginning of each project. Significant projects and their related costs and profit margins are updated and reviewed at least quarterly by senior management. Factors that may affect future project costs and margins include shipyard access, weather, production efficiencies, availability and costs of labor, materials and subcomponents and other factors as mentioned in “Risk Factors.” These factors can impact the accuracy of the Company’s estimates and materially impact the Company’s future reported earnings.
Historically, the Company’s estimates have been reasonably dependable regarding the recognition of revenues and gross profits on percentage of completion contracts, excluding $21.7 million of losses resulting from changes in cost estimates relating to two rigs delivered to Kazakhstan as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Excluding these losses, and based upon an analysis of percentage of completion contracts for all open contracts outstanding at December 31, 2005, 2004, and 2003, adjustments (representing the differences between the estimated and actual results) to all outstanding contracts resulted in changes to gross profit margins of 1.1% ($12.1 million on $1.1 billion of outstanding contracts), 0.9% ($7.3 million on $697.3 million of outstanding contracts), and 2.5% ($6.7 million on $266.8 million of outstanding contracts). While the Company believes that its estimates will continue to be reasonably dependable with its estimates under percentage of completion accounting, the factors identified in the preceding paragraph could result in significant adjustments in future periods.
Allowance for Doubtful Accounts
The determination of the collectibility of amounts due from customer accounts requires the Company to make judgments regarding future events and trends. Allowances for doubtful accounts are determined based on a continuous process of assessing the Company’s portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company’s customers. Based on a review of these factors, the Company will establish or adjust allowances for specific customers and the accounts receivable portfolio as a whole. A substantial portion of the Company’s revenues come from international oil companies, international shipyards, international oilfield service companies, and government-owned or government-controlled oil companies. Therefore, the Company has significant receivables in many foreign jurisdictions. If worldwide oil and gas drilling activity or changes in economic conditions in foreign jurisdictions deteriorate, the creditworthiness of the Company’s customers could also deteriorate and they may be unable to repay these receivables, and additional allowances could be required. At December 31, 2005 and 2004, allowance for bad debts totaled $17.4 million and $12.8 million, or 1.5% and 2.6% of accounts receivable before the allowance, respectively. The decrease of the allowance for bad debts as a percentage of accounts receivable of 1.1% is primarily due to the 2005 Varco acquisition which resulted in an addition of approximately $385.3 million of accounts receivable recorded at fair value.
Historically, the Company’s charge-offs and provisions for the allowance for doubtful accounts have been immaterial to the Company’s consolidated financial statements. However, because of the risk factors mentioned above, changes in our estimates could become material in future periods.
Inventory Reserves
Inventory is carried at the lower of cost or estimated net realizable value. The Company determines reserves for inventory based on historical usage of inventory on-hand, assumptions about future demand and market conditions, and estimates about potential alternative uses, which are usually limited. The Company’s inventory consists of specialized spare parts, work in process, and raw materials to support ongoing manufacturing operations and the Company’s large installed base of specialized equipment used throughout the oilfield. Customers rely on the Company to stock these specialized items to ensure that their equipment can be repaired and serviced in a timely manner. The Company’s estimated carrying value of inventory therefore depends upon demand driven by oil and gas drilling and well remediation activity, which depends in turn upon oil and gas prices, the general outlook for economic growth worldwide, available financing for the Company’s customers, and political stability in major oil and gas producing areas, among other factors. At December 31, 2005 and 2004, inventory reserves totaled 4.5% and 6.0% of gross inventory, respectively. Recent high demand and a strong outlook for oilfield equipment sales provide the basis for the Company’s December 31, 2005 and 2004 estimates regarding the future usage and realizable value of inventory. The decrease of inventory reserves as a percentage of gross inventory is due primarily to the 2005 Varco acquisition which resulted in the addition of approximately $377.1 million of inventory recorded at fair value, as discussed in Note 3 of the Consolidated Financial Statements.
While inventory reserves and accruals have not had a material impact on the Company’s financial results for the periods covered in this report, changes in worldwide oil and gas activity, or the development of new technologies which make older drilling technologies obsolete, could require the Company to record additional allowances to reduce the value of its inventory. Such changes in our estimates could be material under weaker market conditions or outlook.
Impairment of Long-Lived Assets (Excluding Goodwill)
Long-lived assets, which include property, plant and equipment and identified intangible assets, comprise a significant amount of the Company’s total assets. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and estimated useful lives.
Additionally, the carrying values of these assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for the Company’s products and services, future market conditions and technological developments. The forecasts are dependent upon assumptions regarding oil and gas prices, the general outlook for economic growth worldwide, available financing for the Company’s customers, and political stability in major oil and gas producing areas, among other factors. Significant and unanticipated changes to these assumptions or the intended use of these assets could require a provision for impairment in a future period. There have been no impairment charges of long-lived assets for the years ended December 31, 2005, 2004, and 2003.

Goodwill Impairment
The Company recorded approximately $2.1 billion of goodwill on its consolidated balance sheet as of December 31, 2005. Generally accepted accounting principles require the Company to test goodwill for impairment on an annual basis or whenever events or circumstances occur indicating that goodwill might be impaired. Events or circumstances which could indicate a potential impairment of goodwill could include (but are not limited to) a significant reduction in worldwide oil and gas prices or drilling; a significant reduction in profitability or cash flow of oil and gas companies or drilling contractors; a significant reduction in worldwide well remediation activity; a significant reduction in capital investment by other oilfield service companies; or a significant increase in worldwide inventories of oil or gas. The timing and magnitude of any goodwill impairment charge, which could be material, would depend on the timing and severity of the event or events triggering the charge and would require a high degree of management judgment.
The Company performs a review of goodwill for impairment annually or earlier if indicators of potential impairment exist. The annual impairment tests are performed during the fourth quarter of each year. If it is determined that goodwill is impaired, that impairment is measured based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill and identified intangibles is determined by deducting the fair value of a reporting unit’s identifiable assets and liabilities from the fair value of that reporting unit as a whole. Additional impairment assessments may be performed on an interim basis if the Company encounters events or changes in circumstances that would indicate that, more likely than not, the carrying amount of goodwill and identified intangibles has been impaired. Fair value of the reporting units is determined based on internal management estimates, using a combination of three methods: discounted cash flow, comparable companies, and representative transactions. Changes in the assumptions used in the fair value calculation could result in an estimated reporting unit fair value that is below the carrying value, which may give rise to an impairment of goodwill. In addition to the annual review, the Company also tests for impairment should an event occur or circumstances change that may indicate a reduction in the fair value of a reporting unit below its carrying value. The Company had no impairment of goodwill for the years ended December 31, 2005, 2004, and 2003.
Income Taxes
The Company is a US registered company and is subject to income taxes in the US. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which the Company operates and income is earned.

The Company’s annual tax provision is based on expected taxable income, statutory rates and credits and deductions available in the various jurisdictions in which it operates. The determination and evaluation of the annual tax provision and tax positions involves the interpretation of the tax laws in the various jurisdictions in which the Company operates. It requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations, and treaties, foreign currency exchange restrictions or the Company’s level of operations or profitability in each jurisdiction could impact the tax liability in any given year. The Company also operates in many jurisdictions where the tax laws relating to the pricing of transactions between related parties are open to interpretation, which could potentially result in aggressive tax authorities asserting additional tax liabilities with no offsetting tax recovery in other countries.
The Company maintains liabilities for estimated tax exposures in jurisdictions of operation. The annual tax provision includes the impact of income tax provisions and benefits for changes to liabilities that the Company considers appropriate, as well as related interest. Tax exposure items primarily include potential challenges to intercompany pricing and certain tax credits which may not ultimately be sustained. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means. The Company is subject to audits by federal, state and foreign jurisdictions which may result in proposed assessments. The Company believes that an appropriate liability has been established for estimated exposures under the guidance in Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies. However, actual results may differ materially from these estimates. The Company reviews these liabilities quarterly and to the extent audits or other events result in an adjustment to the liability accrued for a prior year, the effect will be recognized in the period of the event.
The Company currently has recorded valuation allowances that the Company intends to maintain until it is more likely than not the deferred tax assets will be realized. Other than valuation allowances associated with tax attributes acquired through acquisitions, income tax expense recorded in the future will be reduced to the extent of decreases in the Company’s valuation allowances. The realization of remaining deferred tax assets is primarily dependent on future taxable income. Any reduction in future taxable income including but not limited to any future restructuring activities may require that the Company record an additional valuation allowance against deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on future earnings. If a change in a valuation allowance occurs, which was established in connection with an acquisition, such adjustment may impact goodwill rather than the income tax provision.
As the result of current period earnings and changes in estimates of future taxable income in certain tax jurisdictions, the Company recognized a decrease of $18.6 million in goodwill during the fourth quarter of 2005 related to the reversal of a valuation allowance associated with net operating loss carryovers acquired in the February 28, 2000 acquisition of Hitec, AS.

The Company has not provided for deferred taxes on the unremitted earnings of certain subsidiaries that are permanently reinvested. Should the Company make a distribution from the unremitted earnings of these subsidiaries, the Company may be required to record additional taxes. Unremitted earnings of these subsidiaries were $441.4 million and $299.9 million at December 31, 2005 and 2004. The Company makes an annual determination whether to permanently reinvest these earnings. If, as a result of these reassessments, the company distributes these earnings in the future, additional tax liability would result, offset by any available foreign tax credits.
The Company does not believe it is possible to reasonably estimate the potential impact of changes to the assumptions and estimates identified because the resulting change to our tax liability, if any, is dependent on numerous factors which cannot be reasonably estimated. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries.

2005 10-K Amendment
GAAP to Non-GAAP Reconciliation
The Company believes that reporting revenue and operating profit as if the Varco acquisition occurred at the beginning of each period presented provides useful supplemental information regarding the Company’s on-going economic performance and, therefore, uses these financial measures internally to evaluate and manage the Company’s operations. The Company has chosen to provide this information to investors to enable them to perform more meaningful comparisons of operating results and as a means to emphasize the results of on-going operations.
The following table reconciles the GAAP Business Segment financial results to the Adjusted Results of the Company for the Varco acquisition (in millions):

		January 1, 2005
		to March 10, 2005
	GAAP Results	Varco Results			Adjusted
	As Reported	Historical	Adjustments		Results
Year ended December 31, 2005:

Revenue:
Rig Technology	$2,216.8	$118.9	$0.0		$2,335.7
Petroleum Services & Supplies	1,645.8	192.9	0.0		1,838.7
Distribution Services	1,074.5	0.0	0.0		1,074.5
Eliminations	(292.6)	0.0	(3.9)	(1)	(296.5)

Total Revenue	$4,644.5	$311.8	$(3.9)		$4,952.4

Operating Profit:
Rig Technology	$247.7	$16.4	$0.0		$264.1
Petroleum Services & Supplies	300.1	28.5	0.0		328.6
Distribution Services	46.6	0.0	0.0		46.6
Unallocated expenses and eliminations	(70.3)	(7.6)	(3.6)	(2)	(81.5)
Integration costs and stock-based compensation	(47.3)	0.0	47.3	(3)	0.0

Total Operating Profit	$476.8	$37.3	$43.7		$557.8

		Fiscal Year
		End 2004
	GAAP Results	Varco Results		Adjusted
	As Reported	Historical	Adjustments	Results
Year ended December 31, 2004:

Revenue:
Rig Technology	$1,085.5	$642.1	$0.0	$1,727.6
Petroleum Services & Supplies	505.5	926.0	0.0	1,431.5
Distribution Services	905.1	0.0	0.0	905.1
Eliminations	(178.0)	0.0	0.0	(178.0)

Total Revenue	$2,318.1	$1,568.1	$0.0	$3,886.2

B-1

Operating Profit:
Rig Technology	$102.4	$78.3	$0.0		$180.7
Petroleum Services & Supplies	62.7	155.8	0.0		218.5
Distribution Services	29.6	0.0	0.0		29.6
Unallocated expenses and eliminations	(18.7)	(35.7)	(3.3)	(4)	(57.7)

Total Operating Profit	$176.0	$198.4	$(3.3)		$371.1

(1)	The $3.9 million is 2005 pre-merger sales between National-Oilwell and Varco.

(2)	The $3.6 million is comprised of $1.7 million of 2005 pre-merger cost-of-sales between National-Oilwell and Varco and $1.9 million of estimated depreciation/amortization step-up related to the Varco acquisition.

(3)	The $47.3 million is comprised of $31.7 million of integration costs and $15.6 million of stock-based compensation, both directly related to the Varco acquisition.

(4)	The $3.3 million adjustment includes $10.2 million of estimated depreciation/amortization step-up related to the Varco acquisition. The adjustment also excludes certain items included in the Varco results, comprised of $5.0 million of integration costs related to the merger, $5.7 million of non-merger Rig Technology restructuring costs, and a $3.8 million non-merger gain related to a settlement of insurance litigation.

B-2

1st Quarter 2006 10-Q Amendment
GAAP to Non-GAAP Reconciliation
The Company believes that reporting revenue and operating profit as if the Varco acquisition occurred at the beginning of each period presented provides useful supplemental information regarding the Company’s on-going economic performance and, therefore, uses these financial measures internally to evaluate and manage the Company’s operations. The Company has chosen to provide this information to investors to enable them to perform more meaningful comparisons of operating results and as a means to emphasize the results of on-going operations.
The following table reconciles the GAAP Business Segment financial results to the Adjusted Results of the Company for the Varco acquisition (in millions):

		January 1, 2005
		to March 10, 2005
	GAAP Results	Varco Results			Adjusted
	As Reported	Historical	Adjustments		Results
Three Months ended March 31, 2006:
Revenue:
Rig Technology	$715.3	$0.0	$0.0		$715.3
Petroleum Services & Supplies	541.0	0.0	0.0		541.0
Distribution Services	326.5	0.0	0.0		326.5
Eliminations	(71.0)	0.0	0.0		(71.0)

			0
Total Revenue	$1,511.8	$0.0	$0.0		$1,511.8

Operating Profit:
Rig Technology	$100.8	$0.0	$0.0		$100.8
Petroleum Services & Supplies	118.3	0.0	0.0		118.3
Distribution Services	20.8	0.0	0.0		20.8
Unallocated expenses and eliminations	(27.4)	0.0	0.0		(27.4)
Integration costs and stock-based compensation	(14.7)	0.0	14.7	(1)	0.0

Total Operating Profit	$197.8	$0.0	$14.7		$212.5

		January 1, 2005
		to March 10, 2005
	GAAP Results	Varco Results		Adjusted
	As Reported	Historical	Adjustments	Results
Three Months ended March 31, 2005:

Revenue:
Rig Technology	$424.4	$118.9	$0.0	$543.3
Petroleum Services & Supplies	209.1	192.9	0.0	402.0
Distribution Services	235.9	0.0	0.0	235.9

C-1

Eliminations	(54.5)	0.0	(3.9)	(2)	(58.4)

Total Revenue	$814.9	$311.8	$(3.9)		$1,122.8

Operating Profit:
Rig Technology	$44.9	$16.4	$0.0		$61.3
Petroleum Services & Supplies	35.2	28.4	0.0		63.6
Distribution Services	7.6	0.0	0.0		7.6
Unallocated expenses and eliminations	(10.9)	(7.5)	(3.6)	(3)	(22.0)
Integration costs and stock-based compensation	(10.9)	0.0	10.9	(4)	0.0

Total Operating Profit	$65.9	$37.3	$7.3		$110.5

(1)	The $14.7 million is comprised of $7.9 million of integration costs and $6.8 million of stock-based compensation.

(2)	The $3.9 million is 2005 pre-merger sales between National-Oilwell and Varco.

(3)	The $3.6 million is comprised of $1.7 million of 2005 pre-merger cost-of-sales between National-Oilwell and Varco and $1.9 million of estimated depreciation/amortization step-up related to the Varco acquisition.

(4)	The $10.9 million is comprised of $9.8 million of integration costs and $1.1 million of stock-based compensation.

C-2